[LETTERHEAD OF SUNAMERICA MUTUAL FUNDS]

October 1, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunAmerica Focused Series, Inc.
Securities Act File No. 333-161695
Pre-Effective Amendment No. 1

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, SunAmerica Focused Series, Inc. (the “Registrant”) requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14 (Securities Act File No. 333-161695) (the “Amendment”) so that the Amendment is declared effective on Friday, October 2, 2009, or as soon as practicable thereafter.

If this request is granted, we respectfully request that we be notified by telephone at the time of effectiveness. Please call Jack Cohen of Willkie Farr & Gallagher LLP at 212-728-8681.

The Registrant hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority), declares the filing effective, such action:

(i) does not foreclose the Commission from taking any action with respect to the filing;

(ii) does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 1, 2009

Very truly yours,

SunAmerica Focused Series, Inc.

By:	/s/ Kathleen Fuentes
Kathleen Fuentes Assistant Secretary

SunAmerica Capital Services, Inc.

By:	/s/ Joseph Neary
Joseph Neary Vice President